April 11, 2012

Mr. William H. Thompson
Accounting Branch Chief
U.S. Securities & Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:    New Jersey Resources Corporation
Form 10-K for Fiscal Year Ended September 30, 2011
Filed November 23, 2011
File No. 1-8359

Dear Mr. Thompson:

Please allow this letter to serve as New Jersey Resources Corporation's (the “Company”)1 response to the comments of the Staff (the “Staff') of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in its letter, dated March 30, 2012 (the “Commission Comment Letter”). When used in this letter, the “Company,” “we,” “us,” and “our” refer to New Jersey Resources Corporation.

The Company's responses to the Staff's comments are set forth below. For ease of reference, each of the Staff's comments is printed in italics, numbered consistent with the Staff's assignation and followed by the Company's response. Where the Staff requested additional information to better understand the Company's disclosure, the information is set forth after the corresponding comment. The Company confirms that it will comply with all other comments in future filings as set forth below.

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1 The Company is a New Jersey corporation.

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Form 10-K for Fiscal Year Ended September 30, 2011

Item 15. Exhibits and Financial Statement Schedules, page 114

1.
We note that notwithstanding its inclusion in the exhibit index as Exhibit 23.1, you did not file the consent of your independent registered public accounting firm as an exhibit to your annual report. Please amend your annual report promptly to file the consent.

Response:
We acknowledge the Staff's comment.  In response to the Staff's comment, concurrently with the submission of this Response Letter, we have amended our Annual Report on Form 10-K for the year ended September 30, 2011 (the “Form 10-K”), to file the referenced auditor's consent.  We obtained a manually-signed consent, dated November 23, 2011, from our independent registered public accounting firm prior to filing our Form 10-K with the Commission on November 23, 2011, and are also providing the Staff with a manually signed copy.  While Part IV of the Form 10-K, Exhibit Index, did include Exhibit 23.1, the auditor's consent, as an exhibit to the Form 10-K, the omission of the auditor's consent from the Form 10-K was due solely to an inadvertent filing error and not because we did not have a signed copy of the auditor's consent, dated November 23, 2011.  Please be advised that we intend to take every effort going forward that such an error does not occur again.

2.
We further note that your Registration Statement Nos. 333-164572, 333-133453 and 333-140352 on Form S-8 and Registration Statement No. 333-164573 on Form S-3D appear to rely on incorporation by reference to remain current. Please provide us with your analysis as to what impact, if any, your failure to file the consent has had on your ability to keep the aforementioned registration statements current. In doing so, please tell us whether any offers and sales were made pursuant to the prospectuses in the registration statements since you filed your annual report on November 23, 2011. Please refer to Section 10(a)(3) of the Securities Act of 1933, as amended, as well as Rules 427 and 439 thereunder.

Response:
We acknowledge the Staff's comment.  In response to the Staff's comment, as noted in our response to Comment 1, concurrently with the submission of this Response Letter, we have amended our Form 10-K to file the referenced auditor's consent.  Also as noted in our response to Comment 1, we did, prior to filing the Form 10-K, obtain a manually-signed copy of the requisite auditor's consent, dated November 23, 2011 and listed the auditor's consent as an included exhibit in Part IV, Exhibit Index, of the Form 10-K.  Because we had a manually signed copy of the auditor's consent prior to filing the Form 10-K and we

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listed the auditor's consent as an exhibit to the Form 10-K, we believe that the inadvertent failure to file the auditor's consent did not affect our ability to keep the aforementioned registration statements current.  Failure to file the auditor's consent on EDGAR with the Form 10-K was a filing error for which we intend to make every effort going forward that such an error does not occur again.

If you have any questions regarding the information contained in this letter, or need further information, please do not hesitate to call me at (732) 938-1491.

Very truly yours,

/s/ Glenn C. Lockwood
Glenn C. Lockwood
Executive Vice President & Chief Financial Officer